UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Index

December 31, 2008 and 2007

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 26, 2009

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2010

Stamp 2388101 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Plan’s interest in Savings Plan Master Trust (Note 4), at fair value	$8,456,462	$10,050,841
Participant loans	1,109,548	1,305,963

	9,566,010	11,356,804

Receivables
Contributions receivable from participants	62,866	45,916
Contributions receivable from employer	50,939	31,423

	113,805	77,339

Less – Liabilities	—	—

Net assets available for benefits	$9,679,815	$11,434,143

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Interest income	$107,153	$94,776
Plan’s interest in investment (loss) income of the Savings Plan Master Trust (Note 4)	(1,629,218)	555,335

Contributions
Employer	690,573	638,572
Participants	831,126	807,116
Rollovers	43,750	57,560

Total additions	43,384	2,153,359

Deductions from net assets attributed to:
Benefits paid to participants	1,789,062	1,262,368
Administrative expenses	8,650	8,505

Total deductions	1,797,712	1,270,873

Net (decrease) increase during the year	(1,754,328)	882,486

Net assets available for benefits
Beginning of year	11,434,143	10,551,657

End of year	$9,679,815	$11,434,143

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following brief description of the Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time regular employees of Thermo King de Puerto Rico, Inc. (the “Plan Sponsor” or the “Company”). The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.

Effective January 1, 2006, plan participants may elect to contribute on a pre-tax basis from 1% to 10% of their total compensation including bonuses. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee’s contribution within the basic allotment and not to exceed 6% of total compensation for a participating employee. The participant’s contribution cannot exceed the lesser of 10% of eligible compensation and $8,000 for 2008 and 2007.

Vesting

Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and company match plus actual earnings thereon, effective January 1, 2006.

Forfeitures

Forfeitures apply only to the accounts of participants who terminated prior to January 1, 2006. Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2008 and 2007, forfeited non vested balances amounted to $12,733 and $11,304 for each year. Forfeited non vested balances used to reduce employer contribution for the years ended December 31, 2008 and 2007 amounted to $0 and $2,582, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions into various investment options offered by the Plan. Participants may change their investment options at any time.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total pre-tax vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity Management Trust Company (“Fidelity”), the Trustee, on a monthly basis, plus 1%. At December 31, 2008, interest rates for outstanding loans ranged from 5% to 9.5%. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant’s account. Principal and interest is paid through weekly payroll deductions.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire account balance is paid to the person or persons legally entitled thereto. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

Plan Expenses and Administration

Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper, trustee and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as co-trustee for the Plan.

The Plan Sponsor is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Plan Sponsor has established a committee to discharge the duties of the administrator under the Plan. They have authority, responsibility and control over the management of the assets of the Plan.

The Plan provides that substantially all trustee fees and administrative expenses incurred in the management of the Plan are borne by the Plan Sponsor.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Plan’s investments are stated at fair value. The Savings Plan Master Trust reports investments in the mutual funds based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which in participates. Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations from individual investments comprising the brokerage accounts. Shares in the Ingersoll-Rand Company Limited Stock are valued based on their net asset value, determined daily.

The Participant loans receivable represent the net outstanding principal balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investments Valuation and Income Recognition (continued)

The statement of changes in net assets includes unrealized appreciation and depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. Under SFAS 157, fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The standard is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 in 2008.

Contributions

Participant contributions and sponsors matching contributions are recorded on accrual basis in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Payment of Benefits

Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans

Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

Reclassifications

Certain reclassifications have been made to the periods presented in the financial statements to conform to the current year presentation.

New Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – an interpretation on FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with the accounting for the related interest and penalty. In December 2008, the FASB issued FASB Staff Position (“FSP”) FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises (“FSP FIN 48-3”). FIN 48-3 deferred the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. Therefore, the Plan, which is a nonpublic enterprise, will adopt FIN 48 as of January 1, 2009. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Commonwealth of Puerto Rico and the Internal Revenue Code (“IRC”) and the Plan will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimated. Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for benefits and the changes in net assets available for benefit

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Fair Value Mearsurement

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability;

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and are significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Self-directed brokerage accounts: Valued at the net asset value (‘NAV’) of the funds in which it participates at year-end.

Money market portfolio: Valued at the net asset value (‘NAV’) of the funds in which it participates at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table does not include the Plan’s interest in the Savings Plan Master Trust. See Note 4 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following summarizes the classification of investments by classification and method of valuation in accordance with the requirements of SFAS 157:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Partipant loans	$—	$—	$1,109,548	$1,109,548

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 assets

Year Ended December 31, 2008

	Participant loan receivable
Balance, beginning of year	$1,305,963
Realized gain/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	(196,415)

Balance, end of year	$1,109,548	*

*	Represents 5% or more of the Plan’s net assets.

4.	Investment in the Savings Plan Master Trust

Except for the participant loans, the Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company (ultimate Parent of the Plan sponsor) sponsored retirement plans. The assets of the Savings Plan Master Trust and participant loans are held by Fidelity Management Trust Company (Trustee). Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2008 and 2007, the Plan had an 1.09% and 0.79% participation, respectively, in the Savings Plan Master Trust.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Summarized Savings Plan Master Trust information follows:

	2008	2007
Investments, at fair value
Interest bearing cash	$48,031,214	$241,495,856
Mutual funds	600,120,574	735,875,741
Self-directed brokerage accounts	11,410,893	11,980,148
Ingersoll-Rand Company limited stock fund	115,396,306	301,752,204

Net assets available for benefits	$774,958,987	$1,291,103,949

Plan interest in Ingersoll-Rand Company Savings Plans Master Trust	$8,456,462	$10,050,841

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the year ended December 31, 2008 are as follows:

	2008	2007
Investment loss (income):
Net depreciation in fair value of investments
Interest bearing cash	$2,418,900	$15,615,066
Mutual funds and self-directed brokerage accounts	(299,958,391)	14,848,978
Ingersoll-Rand Company Limited stock fund	(170,734,634)	60,399,160

	(468,274,125)	90,863,204
Interest and dividend income	21,944,083	64,942,446

Total investment (loss) income	$(446,330,042)	$155,805,650

The following summarizes the classification of investments by classification and method of valuation in accordance with the requirements of SFAS 157:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust Investment Fund
Interest bearing cash	$48,031,214	$—	$—	$48,031,214
Mutual funds	290,399,542	309,721,032	—	600,120,574
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Ingersoll-Rand Company limited stock fund	115,396,306	—	—	115,396,306

Total assets at fair value	$465,237,955	$309,721,032	$—	$774,958,987

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was January 1, 1998. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

7.	Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity and time deposits of Banco Popular de Puerto Rico, the Plan’s recordkeeper and trustee, respectively. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

8.	Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

9.	Market Conditions

Recent events in the financial sector have resulted in an unusually high degree of volatility in the financial markets and the net asset value of many mutual funds. The potential investments of each of the Savings Plan Master Trust’s investments in the issuers, and the financial sector in general, as reflected in the Savings Plan Master Trust investment category listed in Note 4, exposes investors to the negative (or positive) performance resulting from these and other events.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008	Schedule I

Plan Sponsor:	Ingersoll Rand Company
Employer Identification:	25-1202929
Plan Number:	077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust
		1.09% participation	**	8,456,462

*	Participant loans	Due 01/01/09 - 02/05/14
		5.0% - 9.5%	**	1,109,548

	TOTAL INVESTMENTS HELD BY THE PLAN			$9,566,010

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

Dated: June 26, 2009	By:	/s/ Joanne Maughan
	Name:	Joanne Maughan
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm. Filed hencewith.